                                   FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                                  October 7th, 2002

                        Net Serviços de Comunicação S.A.
                    (Exact Name as Specified in its Charter)

                        Net Communications Services Inc.
                       (Translation of Name into English)

                            SEC FILE NUMBER: 0-28860

                              R. Verbo Divino, 1356
                              Sao Paulo, SP, Brazil
                                    04719-002
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F ___X___Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes _______               No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

--------------------------------------------------------------------------------
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Net Serviços de Comunicação S.A.

By:   /S/ Leonardo Porciuncula Gomes Pereira
      ----------------------------------------
Name: Leonardo Porciuncula Gomes Pereira
Title: Chief Financial Officer

Date: October 7th, 2002

     This release contains forward-looking  statements relating to the prospects of the  business,  estimates for  operating  and  financial  results,  and those
related  to  growth   prospects  of Net Serviços de Comunicação are  merely
projections  and, as such,  are based  exclusively  on the  expectations  of Net
Serviços de Comunicação management concerning the future of the business and our continued  access to capital to fund our  business  plan.  Such  forward-looking statements depend,  substantially,  on changes in market conditions,  government regulations,  competitive  pressures,  the performance of the Brazilian economy, the industry  and that of the  international  markets and other risks  disclosed herein and in our filed  disclosure  documents  and are,  therefore,  subject to change without prior notice.
_________________________________________________________________________________

RELEVANT NOTICE

In fulfillment of CVM rules from instruction #358/02 Net Serviços de Comunicação S.A. (“Company”), a Brazilian public company headquartered at Rua Verbo Divino #1,356, 1st floor, Chácara Santo Antônio, in the city of São Paulo – SP, Brazil, hereby inform the public, in face the erroneous information published today in the press, the following relevant notice:

In opposition to what was released, the Company’s recapitalization process, which included the equalization of some of Company’s debt instruments maturing in 2002 and 2003, subject of the Relevant Notice released in July 16th 2002, did not empower the Company’s creditors to decide upon the Company’s investment policy, business strategy nor its investment decisions.

Moreover, due to other incorrect information contained in this published announcement, the Company hereby announces the following additional explanations:

(i)	The Company’s 2nd Public Issue of Debentures Meeting, to be held on October 11th 2002, in accordance to the Law disclosed by the official department of the São Paulo Stock Exchange - Bovespa, and also communicated to the Comissão de Valores Mobiliários – CVM, will exclusively deliberate about the extension of guarantees to debenture holders of the referred public issue, as described on its indenture;

(ii)	The Company is not currently in the process of issuing debentures convertible to preferred shares;

(iii)	As a result of the above mentioned debt equalization, only around 20% of the Company’s revenues related to Pay TV subscribers constitute as guarantee payment for the debt portion subject of the equalization; therefore, the published announcement is not correct on publishing that any portion of the Company’s revenue regarding monthly fees or advertisement fees will be transferred to the creditors, neither will be controlled by them;

(iv)	Furthermore, there is no fundamental in the values attributed to “Net Revenues”, “EBITDA” and “Total Debt”. According to the Company’s “Press Release” dated on August 14th, 2002 the total pro forma debt (after the referred recapitalization) was R$ 1.1 billion, an amount substantially below the “US$ 651.0” (R$ 2.4 billion) as per the press announcement;

Sao Paulo - SP, October 4th , 2002

Leonardo P. G. Pereira

Financial and Investor Relations Officer